UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Comments on the Performance in the 2Q07

Rio de Janeiro, July 27, 2007 - Contax (Bovespa: CTAX3 e CTAX4; OTC: CTXNY) announces today its results for the second quarter of 2007. The operating and financial information set forth, unless otherwise stated are consolidated and according to the Brazilian Corporate Law.

Highlights

New Clients

Contax won new clients - BenQ, Santander Cartões and Unimed, mostly for telemarketing and customer care operations.

Share Buyback Program

At the Extraordinary Shareholders Meeting on July 25, Contax approved the cancellation of 27,606 thousand shares in treasury, as part of the second buyback program launched on December 1, 2006 and concluded on March 29, 2007. The canceled shares comprise 3,548 thousand common shares and 24,058 thousand preferred shares. After the cancellation, there were 1,750 thousand common shares in treasury.

On July 26, 2007, Contax approved its third share buyback program for the amount of R$ 57.7 million, involving the purchase of up to 24,486 thousand shares, of which 3,193 thousand are common shares and 21,652 thousand are preferred shares.

Other Highlights

The Board of Directors, at the extraordinary meeting held on June 20, 2007, approved the obtaining of a R$ 216 million loan from the Brazilian Development Bank (BNDES) for the subsidiary TNL Contax, to be invested in business expansion. The agreement was already approved by the management of BNDES and is expected to be signed in August 2007. The loan will be for a period of 6 years with a waiting period of 24 months for payment. The first installment of the loan will be released during the 3rd quarter of 2007.

Key Indicators

Indicators	2Q07	2Q06	Chg. R$	Chg. %	2Q07	1Q07	Chg. R$	Chg. %

Workstations [1]	24,233	23,099	1,134	4.9%	24,233	21,179	3,055	14.4%
Employees[1]	53,260	51,866	1,394	2.7%	53,260	49,091	4,169	8.5%
Net Revenues[2]	326.3	314.4	12.0	3.8%	326.3	299.0	27.3	9.1%
EBITDA[2]	42.5	36.3	6.2	17.2%	42.5	36.2	6.3	17.5%
%EBITDA	13.0%	11.6%	-	1.4 p.p.	13.0%	12.1%	-	0.9 p.p.
Cash 1/2	201.3	251.7	(50.4)	-20.0%	201.3	187.7	13.7	7.3%

Indicators	1H07	1H06	Chg. R$	Chg. %

Workstations [1]	24,233	23,099	1,133	4.9%
Employees[1]	53,260	51,866	1,394	2.7%
Net Revenues[2]	625.4	609.6	15.8	2.6%
EBITDA	78.8	68.8	9.9	14.4%
%EBITDA	12.6%	11.3%	-	1.3 p.p.
Cash 1/2	201.3	251.7	(50.4)	-20.0%
___________________
1 - Final position in each period.
2 - R$ million.

Operating Performance

Evolution of Workstations (PAs) and Employees

The company grew significantly in the second quarter of 2007, reaching 24,233 workstations (PAs) and 53,260 employees, which is 1,134 workstations and 1,394 employees higher than in the 2Q06, which had the largest number of workstations and employees in the company's history. In the second half of 2006, the Company saw a reduction in the operations with the client Oi due to the automation and revision of its internal processes and the gains in performance and productivity.

When compared with the earlier quarter, the difference is even higher, with 3,055 more workstations and 4,169 more employees. The growth in the second quarter is largely related to the expansion and introduction of new operations with its existing clients and also due to the seasonality that adversely affected the previous quarter but returned to the usual volume of operations this quarter.

INCOME STATEMENT

Quarterly Basis

R$ Thousand	2Q07	2Q06	Chg. R$	Chg. %	2Q07	1Q07	Chg. R$	Chg. %
Net Revenues	326,346	314,380	11,966	3.8%	326,346	299,021	27,325	9.1%
Cost of services	(263,151)	(261,027)	(2,124)	-0.8%	(263,151)	(239,947)	(23,204)	-9.7%
Personnel	(206,357)	(203,593)	(2,764)	-1.4%	(206,357)	(190,284)	(16,073)	-8.4%
Third-party	(36,738)	(34,138)	(2,600)	-7.6%	(36,738)	(32,299)	(4,439)	-13.7%
Rental and insurance	(18,258)	(16,418)	(1,840)	-11.2%	(18,258)	(15,863)	(2,395)	-15.1%
Other	(1,798)	(6,878)	5,080	73.9%	(1,798)	(1,501)	(297)	-19.8%
SGRA	(16,976)	(14,236)	(2,740)	-19.2%	(16,976)	(16,790)	(186)	-1.1%
Other Oper.Inc.&Exp, net	(3,675)	(2,802)	(873)	-31.2%	(3,675)	(6,068)	2,393	39.4%
EBITDA	42,544	36,315	6,229	17.2%	42,544	36,216	6,328	17.5%
Deprec.&Amort.	(34,366)	(12,958)	(21,408)	-165.2%	(34,366)	(13,511)	(20,855)	-154.4%
EBIT	8,178	23,357	(15,179)	-65.0%	8,178	22,705	(14,527)	-64.0%
Financ. Res., net	1,457	4,492	(3,035)	-67.6%	1,457	1,558	(101)	-6.5%
Non-Operating Result	(2)	(8)	6	75.0%	(2)	97	(99)	-102.1%
Income before inc.tax	9,633	27,841	(18,208)	-65.4%	9,633	24,360	(14,727)	-60.5%
Inc.tax & Social Contr.	(3,529)	(9,756)	6,227	63.8%	(3,529)	(8,315)	4,786	57.6%
Net Income	6,104	18,085	(11,981)	-66.2%	6,104	16,045	(9,941)	-62.0%

Year Over Year

R$ Thousand	2H07	2H06	Chg. R$	Chg. %
Net Revenues	625,367	609,611	15,756	2.6%
Cost of services	(503,098)	(499,951)	(3,147)	-0.6%
Personnel	(396,641)	(396,290)	(351)	-0.1%
Third-party	(69,037)	(63,937)	(5,100)	-8.0%
Rental and insurance	(34,121)	(31,316)	(2,805)	-9.0%
Other	(3,299)	(8,408)	5,109	60.8%
SGRA	(33,766)	(32,989)	(777)	-2.4%
Other Oper.Inc.&Exp, net	(9,743)	(7,845)	(1,898)	-24.2%
EBITDA	78,760	68,826	9,934	14.4%
Deprec.&Amort.	(47,877)	(25,643)	(22,234)	-86.7%
EBIT	30,883	43,183	(12,300)	-28.5%
Financ. Res., net	3,015	8,999	(5,984)	-66.5%
Non-Operating Result	95	(26)	121	465.4%
Income before inc.tax	33,993	52,156	(18,163)	-34.8%
Inc.tax & Social Contr.	(11,844)	(15,992)	4,148	25.9%
Net Income	22,149	36,164	(14,015)	38.8%

Net Revenues

Thanks to the growth observed in the second quarter of 2007, revenues increased by R$ 34 million over the same quarter in 2006. This growth is largely due to the existing clients and reflects the continuous generation of results for our clients and our constant concern for quality and innovation. This quarter, the Company also had the positive effect of readjustments on a few contracts that brought in revenues of R$ 7 million against the same period last year. On the other hand, the reduction in operating volume during the second half of 2006 reduced revenues by R$ 24 million. Also in the second quarter of 2006, Contax also recognized a non-recurring revenue of around R$ 5 million from a new operation carried out in that quarter, which did not repeat this time. Thus, even with the effect of the said reduction in the second half of 2006, net revenues were R$ 12 million or 3.8% higher than in the second quarter of 2006. Excluding this non-recurring revenue of R$ 5 million in the previous year, net revenues grew R$ 17 million or 5.5% .

In relation to the first quarter of 2007, net revenues grew R$ 27 million (or 9.1%), mainly due to new services at existing clients, the natural increase in the seasonality over the previous quarter, which is traditionally a below-par month in comparison to the others. Furthermore, this quarter saw revenue readjustments totaling R$ 3 million.

Cost of Services (excluding depreciation and amortization)

Cost of services totaled R$ 263 million in the 2Q07, basicaly in line with the same period last year which reached R$ 261 million, ranging between 0.8% or R$ 2 million. However, in the second quarter of 2006, there was a one-time adjustment to reclassify the selling, general, and administrative expenses of R$ 4 million as cost of services, more specifically as personnel costs, which raised the difference to R$ 6 million or 2.38% .

Personnel costs were higher by 1.4% (or R$ 3 million) in the second quarter of 2007. This is mainly due to the growth in the business volume and the provision of R$ 5 million this quarter, which reflects our best expectation for conclusion of our negotiations regarding the collective labor agreement for 2007-2008. On the other hand, the company managed to show productivity gains of R$ 3 million this quarter, thanks to the efforts to improve performance, mainly during the second half of 2006.

Third party costs largely relate to collection mailing services, telephone costs for new debt collection operations and telemarketing and facilities costs for new sites. Leasing and rental costs increased 11.2% due to the new businesses contracted during the course of 2006, where leasing proved the more attractive option vis-à-vis asset acquisition. Other costs fell 73.9% due to the one-time expenditure in the second quarter of the previous year on a new operation.

Compared with the 1Q07, cost of services increased R$ 23 million or 9.7% in line with revenue growth and in significant proportion to the seasonal increase in the volume and growth in new services and clients.

Selling, General and Administrative Expenses (excluding depreciation and amortization)

The selling, general and administrative expenses of R$ 17 million in the second quarter were 19.2% or R$ 3 million higher than in the same period a year ago. This increase is related to the earlier-mentioned reclassification of costs amounting to R$ 4 million in the second quarter of 2006. After this adjustment, selling, general and administrative expenses would decline R$ 1 million or -6.9% . This decline is a reflection of the Company’s efforts at improving overall efficiency and productivity in the second half of 2006.

In relation to the previous quarter, selling, general and administrative expenses practically remained stable, falling slightly by 1.1% or R$ 0.2 million.

EBITDA

EBITDA in the 2Q07 reached R$ 42.5 million, which is R$ 6.2 million (or 17.2%) higher than in the 2Q06. EBITDA Margin on net revenues improved 1.4 percentage points in comparison with the 2Q06, which reflects the efforts to improve efficiency and productivity, implemented during the second half of 2006. The main factors that impacted EBITDA margin compared to the 2Q06 were: a) a gain of 1.4 percentage points due to price increases, b) a gain of 1.0 percentage point thanks to higher productivity in the 2Q07, c) a gain of 1.0 percentage point thanks to the reduction in the spending related to the restructuring in the second half of 2006, d) loss of 1.7 percentage points due to the provision of costs relating to negotiations with regard to the collective labor agreement for 2007-2008, and e) a loss of 0.3 percentage points due to the higher cost of contingencies caused by the higher volume of labor lawsuits.

In relation to the previous quarter, EBITDA margin as a percentage of net revenues grew 0.9 percentage points mainly due to the: a) gain of 1.0 percentage point caused by the gains in productivity, b) gain of 0.8% due to the lower cost with contingencies thanks to the lower volume of labor lawsuits, c) gain of 0.4 percentage points due to the revenue readjustments in the 2Q07, and d) loss of 1.2 percentage points due to the provision of costs relating to the negotiations of the collective labor agreement for 2007-2008.

Depreciation and Amortization

Depreciation in the quarter increased R$ 21 million or 165.2% in relation to the same period a year ago. This increase is due to the change in the estimated useful life of several fixed assets (computer equipment and furniture), with depreciation being based on the new useful life for the year 2007. This reduction in the useful life was recognized based on the technical report of May 7, 2007 and based on December 31, 2006 figures. The impact of this changed estimate will be more significant this quarter due to the non-recurring effect caused by assets that had already exceeded the new useful life estimate, with the balance of R$ 18 million being written off this quarter.

Capital Expenditure (CAPEX)

Contax invested R$ 26.6 million in the second quarter, of which R$ 21.3 million is related to the growth of new operations, mainly in São Paulo and Rio de Janeiro, and to the expansion of a few existing sites, also R$ 5.3 million went towards reinvestments and projects to improve quality and productivity.

Cash and Cash Equivalents

Total cash and cash equivalents generated from operations were R$ 201.3 million at the end of the second quarter of 2007, a growth of R$ 13.6 million in relation to the previous quarter.

Net Income

The company’s net income in the second quarter of 2007 was R$ 6.1 million, R$ 12 million lower than in the same period a year ago, despite higher EBITDA. This reduction is mainly the result of the change in the estimated useful life of certain fixed assets which affected depreciation in the second quarter. Discarding the net effect of the alteration in the useful life of assets, amounting to R$ 13.8 million (of which R$ 12.1 million is the non-recurring write-off mentioned above), net income would reach R$ 19.9 million, which is 9.9% or R$ 1.8 million higher than in the same period.

Contact IR

Sara Lizi
+55 (21) 3131 0692

Michel Sarkis
+55 (21) 3131 0009

ri@contax.com.br

Contax Participações S.A.
Rua do Passeio, 56 - 16th Floor
Rio de Janeiro - RJ - Brazil
20021-290

www.contax.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.